Mail Stop  6010

May 21, 2007

Samuel Higgins, Chief Executive Officer
Axial Vector Engine Corp
One World Trade Center
121  S.W. Salmon Street
Portland, Oregon  97204

Via U S Mail and FAX [ (503) 595 - 5089 ]

> **Re:    Axial Vector Engine Corp**
> **Form 8-K for Item 4.01**
> **Filed  May 18, 2007**
> **File No. 0-49698**

Dear  Mr. Higgins:

We have reviewed your filing and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call the applicable staff person at the telephone number listed at the end of this letter.

Form 8-K filed May 18, 2007

Item 4.01

1. We note that you are reporting that you have engaged a new audit firm Silberstein Serota, and that your former auditor Ronald Silberstein is affiliated with your new audit firm.   In an amendment, please clarify the nature of the affiliation, and whether the firms have merged.  Please state whether your former auditor resigned, was dismissed, or declined to stand for re-election; and state the date thereof.  Also disclose the date on which you engaged the new audit firm.

2. In the amendment, please provide the representations concerning your former auditor required by Item 304(a)(1) of Regulation S-B.

3. Please also present the representations concerning your new audit firm required by Item 304(a)(2) of Regulation S-B.

4. In order for the former accountants to provide you with the letter required by Item 304(a)(3) of Regulation S-B, please give a copy of the amended filing to them as soon as possible. You must provide a copy of the filing to them no later then the date on which you file the amended Form 8-K with the Commission.

5. Please file the amended Form 8-K for Item 4.01 and the required confirming auditors' letter as Exhibit 16.1 to the amended Form 8-K, immediately. The filing was due on the fourth business day following the date of the change.

Item 5.01

6. We see that you have disclosed the resignations of officers as Item 5.01, rather than as Item 5.02.  In the amendment please revise to report the resignations as Item 5.02, or explain to us why this is not necessary.

Please file your response and amendment via EDGAR in response to these comments within 5 business days after the date of this letter. Please contact the staff immediately if you require longer than 5 business days to respond.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to a registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the registrant acknowledging that:

- the registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call me at (202) 551-3606. In my absence, you may call Brian Cascio, Branch Chief at (202) 551-3676.

Sincerely,

Jeanne Bennett
Staff Accountant